Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 10, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30(11) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

It has come to our attention that there are certain allegations pertaining to our engagement with Agora Advisory Private Limited. We would like to clarify that for a limited period from October 2020 to April 2021, we engaged the services of Mr. Dhaval Buch of Agora Advisory Private Limited for leadership coaching for a total remuneration of Rs. 6,58,000 (six lakh, fifty-eight thousand rupees only).

We routinely engage external coaches to enable significant role transitions of our leaders. Mr. Dhaval Buch’s work in India and globally for Unilever was well-suited to coach the identified leader in our Company, and the remuneration paid to Mr. Buch was in line with that of other coaches. The assignment started and ended well before Ms Madhabi Buch’s term as SEBI Chairperson. Any suggestion that the Company was treated differently by SEBI as a result of this would be baseless and malafide. The Company has and continues to operate in compliance with all applicable laws.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR